SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

MAIDEN HOLDINGS, LTD.
(Name of Subject Company (Issuer))

MAIDEN HOLDINGS, LTD., AS ISSUER
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

8.250% Non-Cumulative Preference Shares, Series A
7.125% Non-Cumulative Preference Shares, Series C

6.700% Non-Cumulative Preference Shares, Series D

(Title of Class of Securities)

G5753U120

G5753U138

G5753U146

(CUSIP Number of Class of Securities)

Patrick J. Haveron

Co-Chief Executive Officer and Chief Financial Officer

94 Pitts Bay Road
Pembroke

Bermuda
Telephone: (441) 298-4900

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Samir A. Gandhi, Esq.
Sidley Austin LLP
787 7th Ave
New York, New York 10019
(212) 839-5684

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$103,950,000	$11,340.95

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2020 equals $109.10 per million dollars of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,340.95	Filing Party: Maiden Holdings, Ltd.
Form or Registration No: Schedule TO	Date Filed: November 13, 2020; November 20, 2020

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended by Amendment No. 1 thereto, the “Schedule TO”) relating to the offer by Maiden Reinsurance Ltd. (the “Company”), a reinsurance company organized under the laws of the State of Vermont and an indirect wholly-owned subsidiary of Maiden Holdings, Ltd. (“Maiden”), to purchase, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated November 20, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as amended and supplemented hereby, the “Offer”), Maiden’s outstanding (a) 8.250% Non-Cumulative Preference Shares, Series A., with a liquidation preference of $25.00 per preference share (the “Series A Preference Shares”), (b) 7.125% Non-Cumulative Preference Shares, Series C, with a liquidation preference of $25.00 per preference share (the “Series C Preference Shares”) and (c) 6.700% Non-Cumulative Preference Shares, Series D, with a liquidation preference of $25.00 per preference share (the “Series D Preference Shares”, and together with the Series A Preference Shares and the Series C Preference Shares, the “Securities”).

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. The Offer will expire at 11:59 p.m., New York City time, on December 22, 2020, unless the Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

AMENDMENT

ITEM 7.	Source and Amount of Funds or Other Consideration.

1.	The information in Item 7 is hereby amended and supplemented by adding as a condition to the Offer under Section 6 of the Offer to Purchase after the caption “Conditions to the Offer” beginning on page 13 as the first bullet point:

•	“As to an Offer relating to a series of the Securities, the consummation of the Offer and the purchase of the Securities of such Series pursuant to the Offer will cause the Securities of such series to be delisted from the New York Stock Exchange;”

2.	The information in Item 7 is hereby amended and supplemented by deleting and replacing in its entirety the first sentence of the last paragraph under Section 6 of the Offer to Purchase after the caption “Conditions to the Offer” beginning on page 13:

“Subject to the provisions of the following paragraph, the foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, at my time and from time to time, before the Expiration Time, in its reasonable discretion.”

3.	The information in Item 7 is hereby amended and supplemented by adding as the last full paragraph under Section 6 of the Offer to Purchase after the caption “Conditions to the Offer” beginning on page 13:

“With respect to the first condition described above, if any series of the Securities is subscribed for such number of Securities such that the consummation of the Offer would result in a delisting of the Securities of such series from the New York Stock Exchange, the Company will terminate the Offer with respect to such series of Securities. In that event, the Company will not accept for purchase or pay for any Securities of such series and the Series Purchase Amount for each remaining series of the Securities will be increased ratably as though no holders of the Securities of such series had tendered any Securities of such series for purchase pursuant to the Offer. See the hypothetical examples provided in Section 1 herein. Notwithstanding anything to the contrary herein, the first condition described above is not waivable by the Company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIDEN HOLDINGS, LTD.

By:	/s/ Patrick J. Haveron
Name:	Patrick J. Haveron
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: December 4, 2020

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated November 13, 2020
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Retail Processing Dealer Form
(a)(1)(D)*	Amended and Restated Offer to Purchase, dated November 20, 2020
(a)(1)(E)*	Amended and Restated Letter of Transmittal
(a)(1)(F)*	Amended and Restated Retail Processing Dealer Form
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Press Release, dated November 13, 2020 (furnished as an exhibit to the Company’s Current Report on Form 8-K filed on November 13, 2020 and incorporated herein by reference).
(a)(5)(B)*	Press Release, dated November 13, 2020.
(a)(5)(C)*	Press Release, dated November 20, 2020.
(b)	Not applicable
(d)(1)	Memorandum of Association (as amended) (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on Form S-8 filed with the SEC on May 18, 2010 (File No. 333-166934).
(d)(2)	Bye-laws (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on S-8 initially filed with the SEC on January 17, 2020 (File No. 333-235948).
(d)(3)	Form of Common Share Certificate (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on S-1 initially filed with the SEC on September 18, 2007, subsequently amended and declared effective May 6, 2008 (File No. 333-146137))
(d)(4)	Registration Rights Agreement by and between Maiden Holdings, Ltd. and Friedman, Billings, Ramsey & Co., Inc., dated as of July 3, 2007 (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on S-1 initially filed with the SEC on September 18, 2007, subsequently amended and declared effective May 6, 2008 (File No. 333-146137))
(d)(5)	Form of Indenture for Debt Securities by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on S-3 filed with the SEC on February 7, 2011 (File Nos. 333-172107 and 333-172107-01)).
(d)(6)	Second Supplemental Indenture, dated March 27, 2012, by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on March 27, 2012 (File No. 001-34042)).
(d)(7)	Form of 8.000% Notes due 2042 (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on March 27, 2012 (File No. 001-34042)).
(d)(8)	Certificate of Designations of 8.25% Non-Cumulative Preference Shares, Series A, adopted on August 7, 2012 (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on August 29, 2012 (File No. 001-34042)).
(d)(9)	Form of stock certificate evidencing 8.25% Series A Preference Share (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on August 29, 2012 (File No. 001-34042)).
(d)(10)	Third Supplemental Indenture, dated November 25, 2013, by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on November 25, 2013 (File No. 001-34042)).
(d)(11)	Form of 7.75% Notes due 2043 (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on November 25, 2013 (File No. 001-34042)).
(d)(12)	Certificate of Designations of 7.125% Non-Cumulative Preference Shares, Series C, adopted on November 4, 2015 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on November 25, 2015 (File No. 001-34042).

(d)(13)	Form of stock certificate evidencing 7.125% Non-Cumulative Preference Shares, Series C (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on November 25, 2015 (File No. 001-34042)).
(d)(14)	Form of Indenture for Debt Securities by and between Maiden Holdings, Ltd., and Wilmington Trust National Association, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 14, 2016 (File No. 001-34042)).
(d)(15)	First Supplemental Indenture, dated as of June 14, 2016, by and between Maiden Holdings, Ltd., as guarantor, and Wilmington Trust National Association, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 14, 2016 (File No. 001-34042)).
(d)(16)	Certificate of Designations of 6.700% Non-Cumulative Preference Shares, Series D, adopted on May 2, 2017 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2017 (File No. 001-34042).
(d)(17)	Form of stock certificate evidencing 6.700% Non-Cumulative Preference Shares, Series D (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2017 (File No. 001-34042).
(g)	Not applicable.
(h)	Not applicable.

* Previously Filed